State of Delaware
Secretary of State
Division of Corporations
Delivered 07:58 PM 04/30/2020
FILED 07:58 PM 04/30/2020
SR 20203331639 - File Number 7953896

CERTIFICATE OF INCORPORATION
OF
DRONEDEK CORPORATION

Article I

The name of the corporation is DroneDek Corporation (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 651 N. Broad St., Suite 206, Middletown, DE 19709 (New Castle). The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is One Hundred Million (100,000,000) shares of common stock, par value $0.0001.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on April 30, 2020.



Jeffrey S. Marks, Incorporator

nt ID **attorneysc_acct** Merchant ID **attorneysc**

ıl Terminal

ɜ-time Payment

Transaction was successfully submitted and is currently processing.
A Request ID 5886114781296624103036 has been created.

ɛturn Codes

ɛequest ID	5886114781296624103036
ɛesult Code	SOK - Request was processed successfully.
ıuthorization Code	085712

'der Information

'ransaction Type	Sale
'otal Amount	18.00 USD
)rder Number	8864555
'ransaction Source	MOTO - Mail/Phone Order

ıstomer Information

lame	RICHARD OHRN
:redit Card Type	Visa
:redit Card Number	XXXX XXXX XXXX 9792
:illing Address	RICHARD OHRN 7601 E. 88TH PLACE BLDG 3 INDIANAPOLIS , IN 46256 US

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e-time Payment

Transaction was successfully submitted and is currently processing.
A Request ID 5882898560626525303265 has been created.

---

turn Codes

Request ID   5882898560626525303265

Result Code   SOK - Request was processed successfully.

Authorization Code   063719

der Information

Transaction Type   Sale

Total Amount   308.00 USD

Order Number   8864555

Transaction Source   MOTO - Mail/Phone Order

stomer Information

Name   RICHARD OHRN

Credit Card Type   Visa

Credit Card Number   XXXX XXXX XXXX 9792

                                   RICHARD OHRN
                                   7601 E. 88TH PLACE
Billing Address   BLDG 3
                                   INDIANAPOLIS , IN 46256
                                   US